Exhibit 99.2
AMENDED LEAKOUT AGREEMENT
     THIS AMENDED LEAKOUT AGREEMENT dated as of May 23, 2006 (the “Effective Date”) (the “Agreement”), is made by and between XA, Inc., a Nevada corporation (the “Company”), and Frank Goldstin, an individual, (the “Stockholder”).
W I T N E S S E T H:
     WHEREAS, the Company and Shareholder previously entered into a Leakout Agreement in or around February 2005 (the “Prior Leakout Agreement”);
     WHEREAS, the Company and Shareholder desire to amend the terms of the Leakout Agreement and enter into this Amended Leakout Agreement which supercedes and replaces the terms of the Prior Leakout Agreement;
     WHEREAS, the Shareholder beneficially owns approximately 1,503,032 restricted shares of the Company’s common stock (the “Common Stock”) as of the date of this Agreement first written above.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholder hereby agree as follows:
     For $10.00 and other good and valuable consideration, the Stockholder agrees that effective June 1, 2006 until February 17, 2007, the Stockholder will not without the prior written consent of the Company, directly or indirectly, offer for sale, sell assign, pledge, issue, distribute, grant any option or enter into any contract for sale of or otherwise dispose of (any such action being hereafter referred to as a “Transfer”) any Common Stock.
     Notwithstanding the foregoing, the parties agree that after June 1, 2006 until February 17, 2007, the Stockholder shall be entitled to Transfer twenty-five-thousand (25,000) shares of Common Stock each month this Agreement is in effect.
     In addition, at the request of Stockholder, the Company will approve a one time block trade of up to two hundred fifty thousand shares of its Common Stock otherwise subject to the lock-up agreement referred to above, which approval will not be unreasonably withheld.
     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of any security if such transfer would constitute a violation or breach of this agreement. The provisions of this agreement shall be binding on the undersigned and the assigns, heirs, and personal representatives of the undersigned and shall be for the benefit of the Company and the Stockholder.
     Effect of Facsimile and Photocopied Signatures. This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts. A copy of this Agreement signed by one party and faxed to another party shall be deemed to

Frank Goldstin and XA, Inc.
Leakout Agreement

have been executed and delivered by the signing party as though an original. A photocopy of this Agreement shall be effective as an original for all purposes.
     IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned this 23rd day of May 2006.

XA, INC.

/s/ Joseph Wagner
Joseph Wagner
Chief Executive Officer

FRANK GOLDSTIN

/s/ Frank Goldstin

Frank Goldstin and XA, Inc.
Leakout Agreement